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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 2, 2020

Dear Sir/ Madam,

Sub: Compounding order issued by the Regional Director (South East Region), Ministry of Corporate Affairs in respect of Infosys Limited

As previously disclosed on November 8, 2019, the Company (along with certain current and former key managerial personnel) submitted applications with the Registrar of Companies, Karnataka, Bengaluru under Section 441 of the Companies Act, 2013 (the "**Act**") for compounding of certain alleged offences that pertain to matters relating to the severance agreement executed with a former Chief Financial Officer in October 2015 ("**Agreement**"). Through the compounding process, the Company sought to resolve the alleged offences under the Act relating to: (i) the Company not seeking prior and separate approvals required under the Act from the Nomination and Remuneration Committee, Audit Committee and the Board of Directors of the Company with regards to the Agreement; and (ii) not making requisite disclosures. In these applications, the Company (and other applicants) had made multiple submissions including those setting forth their good faith belief on compliance with relevant provisions of the Act, their having acted in an honest, reasonable and diligent manner, in the best interests of the Company and its shareholders, and without any intent to avoid or act in breach of any obligations under the Act.

The Regional Director (South East Region) *vide* its orders dated February 25, 2020 (received on March 2, 2020) has agreed to compound the alleged offences applied for, subject to payment of compounding fees of INR 6,00,000 (Rupees Six Lakhs, which comprises of INR 1,50,000 (Rupees One Lakh Fifty Thousand) in respect of each application for each alleged offence) by the Company and INR 25,000 (Rupees Twenty-Five Thousand) by each of the current and former key managerial personnel for each alleged offence. These compounding fees have been paid.

The disclosure will also be made available on the company website www.infosys.com.

This is for your information and records and is being intimated in accordance with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com